Lizhan Environmental Corporation Retains HC International
as Investor Relations Advisor

ZHEJIANG, CHINA - May 26, 2011 - Lizhan Environmental Corporation ("Lizhan" or the "Company") (Nasdaq: LZEN), one of China's leading manufacturers of eco-friendly fabrics made from patented technologies, announced today it has retained HC International, Inc. ("HC International") as its strategic investor relations advisor.

HC International will assist Lizhan with communicating its corporate, financial and investor developments to shareholders and investors, while building its credibility in the capital markets. Matthew Hayden, Ted Haberfield, and the HC International team will be advising the Company in all facets of corporate and financial communications.

"We selected HC International as our investor relations partner because of the breadth and depth of the services they provide," said Mr. Jianfeng Liu, Chairman and Chief Executive Officer of Lizhan. "As a new company that only recently completed our IPO in November 2010, we need an investor relations counsel with that has an established track record of providing exemplary services and strong relationships with U.S. shareholders. We look forward to their assistance in expanding our shareholder base and increasing liquidity."

"Lizhan’s cost and technology advantages position the Company to significantly expand its market share in the emerging recycled leather industry," said Matthew Hayden, President of HC International, Inc. "The Company’s strong and diverse base of domestic and international customers provide us with a high level of comfort in their business model.  With their breakthrough Evergreen Products production lines coming online soon, we see tremendous growth for many years to come. We are eager to help the management team communicate their story to investors."

About Lizhan Environmental Corporation

Lizhan Environmental Corporation is one of China's leading manufacturers of eco-friendly fabrics whose products are developed with patented technology that regenerates collagen fiber from leftover cuttings, pieces and trimmings of genuine leather. The Company's products are mainly used in furniture, garments and other consumer applications. For more information about Lizhan Environmental Corporation, please visit www.lzencorp.com.

Safe Harbor Statement

This press release contains certain statements that may include 'forward-looking statements' as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are often identified by the use of forward-looking terminology such as "believe, expect, anticipate, optimistic, intend, will" or similar expressions. Such forward-looking statements involve known and unknown risks and uncertainties that may cause actual results to be materially different from those described herein as anticipated, believed, estimated or expected. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of risks and factors, including those discussed in the Company's periodic reports that are filed with and available from the Securities and Exchange Commission. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these risks and other factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Contacts:

Company:
Lizhan Environmental Corporation
Silvia Liu, Investor Relations Manager
Email:  ir@lezncorp.com
Phone: +011-86-573-8862-268

Investor Relations
HC International
Ted Haberfield, Executive Vice President
Phone: +1-760-755-2716
Email:	thaberfield@hcinternational.net
Web:	www.hcinternational.net